Exhibit 99.1

GETTY COPPER INC.

1000 Austin Avenue
Coquitlam, BC, V3K 3P1
Phone: 604-931-3231 Fax: 604-931-2814

Symbol “GTC” TSX Venture Exchange

NEWS RELEASE

GETTY COPPER COMPLETES $720,000 FINANCING

Vancouver, BC, December 14, 2010: Getty Copper Inc. (TSX-V: “GTC”) (“Getty”) announced that it has completed the financing announced November 15, 2010 increasing it by $120,000. The financing was finalized at 6 million common shares at $0.12 each. Insiders participated as to 36% or 2,186,599 shares. Two registered dealers shared $30,400 in commissions plus 325,000 18-month finders warrants exercisable at $0.12 in consideration of referrals of participating investors. Proceeds will be used for exploration and general corporate purposes.

About Getty Copper Inc.

Getty is a Vancouver based company focussing efforts on advancing its 200 square kilometre copper property which is immediately adjacent to Teck’s Highland Valley copper mine. Getty recently filed a 43-101 compliant pre-feasibility study over the two known copper deposits which cover less than 10% of the property area.

ON BEHALF OF THE BOARD OF DIRECTORS

Dr. Corby G. Anderson QP CEng FIChemE, President and COO.

For further information please contact:

Dr. Corby G. Anderson QP CEng FIChemE
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC, V3K 3P1
Phone: 604-931-3231 Fax: 604-931-2814

This release includes certain statements that may be deemed "forward-looking statements" in connection with the likelihood of completion of a private placement. Any statement about a future event is inherently uncertain and completion of any financing is subject to a number of conditions including regulatory and the state of capital markets. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither the TSX Venture Exchange (the “TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) has reviewed, nor do they accept responsibility for the adequacy or accuracy of, this release.